SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 2

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GlobalSantaFe Corporation

Global Marine Inc.

(Name of Subject Company (issuer))

GlobalSantaFe Corporation

Global Marine Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Zero Coupon Convertible Debentures Due June 23, 2020

(Title of Class of debentures)

379352AN7 and 379352AM9

(CUSIP Number of Class of debentures)

James L. McCulloch

Senior Vice President and General Counsel

GlobalSantaFe Corporation

15375 Memorial Dr.

Houston, Texas 77079

(281) 925-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$356,550,000	$41,965.96

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Debentures Due June 23, 2020, as described herein, is $594.25 per $1,000 principal amount at maturity outstanding. As of May 24, 2005, there was $600,000,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $356,550,000.

**	The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,965.96

Form or Registration No.: Schedule TO

Filing Party: GlobalSantaFe Corporation and Global Marine Inc.

Date Filed: May 25, 2005 and May 26, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on May 25, 2005 (as heretofore amended by Amendment No. 1, the “Tender Offer Statement”), by GlobalSantaFe Corporation, a Cayman Islands company (“GlobalSantaFe”), and Global Marine Inc., a Delaware corporation and indirect, wholly owned subsidiary of GlobalSantaFe (“Global Marine”). The Tender Offer Statement related to Global Marine’s offer to repurchase the Zero Coupon Convertible Debentures Due June 23, 2020 that were issued by Global Marine (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated May 25, 2005 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).

This Amendment No. 2 to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEMS 1, 4, 8 and 11.

The holders’ right to surrender their Debentures for repurchase (the “Option”) expired at 5:00 pm, New York City Time, on June 23, 2005. Global Marine has been advised by Wilmington Trust Company (the “Paying Agent”), that pursuant to the terms of the Option, Debentures with an aggregate principal amount at maturity of $599.2 million were validly surrendered for repurchase and not withdrawn prior to the expiration of the Option. Global Marine has accepted for purchase all of the Debentures validly surrendered and not withdrawn. The purchase price for the Debentures was $594.25 per $1,000 of principal amount at maturity. The aggregate purchase price for all the Debentures validly surrendered for purchase and not withdrawn before the expiration of the Option was approximately $356 million. Cash in payment of the purchase price will be forwarded to the Paying Agent for prompt distribution to the holders.

After the purchase pursuant to the Option, $800,000 principal amount at maturity of the Debentures remain outstanding. The Debentures were issued pursuant to an Indenture dated as of September 1, 1997 between Global Marine, as Issuer, and Wilmington Trust Company, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated June 23, 2000 between Global Marine and the Trustee and the Second Supplemental Indenture dated November 20, 2001 among Global Marine, GlobalSantaFe and the Trustee (as so supplemented and amended, the “Indenture”). The Debentures are the obligation of Global Marine, and GlobalSantaFe has not guaranteed the Debentures. The Debentures are convertible into the ordinary shares, par value $.01 per share, of GlobalSantaFe Corporation (“GlobalSantaFe Ordinary Shares”). The Debentures were originally convertible into the common stock of Global Marine, but became convertible into GlobalSantaFe Ordinary Shares as a result of the business combination of GlobalSantaFe and Global Marine on November 20, 2001.

ITEM 12.	Exhibits.

(a	)(1)(A)*	Company Notice to the Holders of Global Marine Inc. Zero Coupon Convertible Debentures Due June 23, 2020, dated May 25, 2005.

(a	)(1)(B)*	Form of Repurchase Notice.

(a	)(1)(C)*	Form of Notice of Withdrawal.

(a	)(1)(D)*	Substitute Form W-9.

(a	)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(5)(A)*	Press Release issued by GlobalSantaFe Corporation on May 25, 2005.

(a	)(5)(B)	Press Release issued by GlobalSantaFe Corporation on June 24, 2005.

(b	)	Not applicable.

(d	)(1)	Indenture, dated as of September 1, 1997, between Global Marine Inc., as Issuer, and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.1 of Global Marine Inc.’s Registration Statement on Form S–4 (No. 333–39033) filed with the SEC on October 30, 1997).

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(d	)(2)	First Supplemental Indenture dated June 23, 2000 between Global Marine Inc. and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.2 of Global Marine Inc.’s Quarterly Report on Form 10–Q (Commission File No. 1–5471) for the quarter ended June 30, 2000).

(d	)(3)	Second Supplemental Indenture dated November 20, 2001 among Global Marine Inc., GlobalSantaFe Corporation (formerly named Santa Fe International Corporation) and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.2 of GlobalSantaFe Corporation’s Annual Report on Form 10–K (Commission File No. 1–14634) for the year ended December 31, 2004).

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on May 25, 2005.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005

GLOBALSANTAFE CORPORATION

By:	/s/ Anil B. Shah
	Name:	Anil B. Shah
	Title:	Vice President and Treasurer

GLOBAL MARINE INC.

By:	/s/ Benjamin W. Bollinger
	Name:	Benjamin W. Bollinger
	Title:	Vice President, Sales and Contracts

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Company Notice to the Holders of Global Marine Inc. Zero Coupon Convertible Debentures Due June 23, 2020, dated May 25, 2005.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by GlobalSantaFe Corporation on May 25, 2005.

(a)(5)(B)	Press Release issued by GlobalSantaFe Corporation on June 24, 2005.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 1, 1997, between Global Marine Inc., as Issuer, and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.1 of Global Marine Inc.’s Registration Statement on Form S–4 (No. 333–39033) filed with the SEC on October 30, 1997).

(d)(2)	First Supplemental Indenture dated June 23, 2000 between Global Marine Inc. and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.2 of Global Marine Inc.’s Quarterly Report on Form 10–Q (Commission File No. 1–5471) for the quarter ended June 30, 2000).

(d)(3)	Second Supplemental Indenture dated November 20, 2001 among Global Marine Inc., GlobalSantaFe Corporation (formerly named Santa Fe International Corporation) and Wilmington Trust Company, as Trustee (incorporated herein by this reference to Exhibit 4.2 of GlobalSantaFe Corporation’s Annual Report on Form 10–K (Commission File No. 1–14634) for the year ended December 31, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on May 25, 2005.